FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


               REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2003

                          KERZNER INTERNATIONAL LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   CORAL TOWERS, PARADISE ISLAND, THE BAHAMAS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X                  Form 40-F
                          -------                         -------


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.


                      Yes                              No    X
                          -------                         -------

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):


This Current Report on Form 6-K is expressly incorporated by reference into the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.



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This report relates to the recently announced changes in accounting by Trading
Cove Associates ("TCA"), a Connecticut general partnership in which Kerzner International Limited ("Kerzner" or "the Company") and Waterford Gaming,
L.L.C. ("Waterford") are each 50% general partners. The changes are described in the Form 10-Q filed by Waterford on May 21, 2003, and will result in the restatement by TCA and Waterford of historically reported financial results.
As disclosed in Waterford's Form 10-Q, the primary effect of the restatement to TCA's financial results is to change the timing of the recognition of certain liabilities owed to its partners, Kerzner and Waterford, and their affiliates and not to change the aggregate amounts of such liabilities or the amounts actually paid to its partners and their affiliates.

Based on the analysis to date of currently available information, the Company has determined that the restatement of TCA's financials will not have a material impact on the Company's financial statements for any prior year or in the aggregate and, accordingly, the Company does not anticipate restating any of its historical financial statements.

The changes at TCA will not have any effect on Kerzner's current or historical cash balances and cash flows or on any of its future financial statements.

TCA had previously received unqualified audit opinions from PricewaterhouseCoopers, LLP ("PWC") on its financial statements for each of the fiscal years from 1996 to 2002. The restatements of TCA's financial statements does not result from any information being made available to TCA or PWC that was not previously available or any change in the factual circumstances known to PWC, but are based solely on PWC's conclusions as to the appropriate accounting treatment of certain of TCA's historical contractual relationships with its partners and their affiliates.

TCA managed the development and construction and, until December 31, 1999, managed the operation and marketing of Mohegan Sun Casino, a casino and entertainment complex in Uncasville, Connecticut. Effective from January 1, 2000, TCA and the Mohegan Tribe entered into an agreement by which TCA relinquished its management contract for the Mohegan Sun Casino and instead agreed to receive payments based on a percentage of the gross revenues of the Mohegan Sun Casino for a 15-year period.

During the period when TCA was the manager of the Mohegan Sun Casino it had subcontracted its obligations to perform management and other services to its partners, Kerzner and Waterford, and their affiliates. Pursuant to these subcontracts, TCA was obligated to pay certain determined sums to its partners and their affiliates, but only to the extent it had received cash to do so. Consistent with these contractual arrangements, historically TCA recorded liabilities to its partners and their affiliates under these subcontracts only to the extent it received adequate funds to pay them. In reviewing TCA's financial statements in April 2003, PWC determined that it would have been more appropriate for TCA to book an expense for liabilities owed to its partners and their affiliates when it became "probable" that in the future TCA would receive adequate funds to make these payments, as opposed to the previous treatment of TCA booking an expense regarding these liabilities to its partners and their affiliates when the amounts were actually due pursuant to the terms of the subcontracts.

Kerzner's wholly-owned subsidiary Kerzner International North America, Inc., will likely restate certain of its historically reported financial results, as TCA represents a significant portion of the income of this subsidiary.


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                          FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities and Exchange Commission.


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



                                  SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:

       May 21, 2003     KERZNER INTERNATIONAL LIMITED




                        By:          /s/John R. Allison
                                     ------------------
                        Name:        John R. Allison
                        Title:       Executive Vice President
                                     Chief Financial Officer





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